

Mail Stop 3561

June 1, 2017

Craig R. Ramsey
Chief Financial Officer
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re:**   **AMC Entertainment Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 001-33892**

Dear Mr. Ramsey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure